VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

May 31, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #6 to Registration Statement on Form S-1,

Filed on May 30, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Company hereby respectfully informs you that Amendment #6 to Registration Statement on Form S-1 filed on May 30, 2013 at 6:54pm (File No. 333-173476) had typos in the “Estimated Costs of this Offering” on pages 28 and 46 of the prospectus leading to the incorrect total of “Costs in the next 12 months in connection with our business operations” on page 28 of the prospectus.  To correct the above mentioned mistakes Amendment #7 to Registration Statement on Form S-1 was filed.

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President